                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                       Revenue Properties Company Limited
                       ----------------------------------
                                (Name of Issuer)

                                  Common Shares
                         ------------------------------
                         (Title of Class of Securities)

                                    761389402
                                 --------------
                                 (CUSIP Number)


                                Mr. Dori J. Segal
                          Centrefund Realty Corporation
                         55 University Avenue, Suite 910
                        Toronto, Ontario, Canada M5J 2H7
                                 (416) 504-4114
                   ----------------------------------------
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                                Communications)

                                 August 18, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [_].

                                       1
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                                       13D

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CUSIP No. 761389402                                                Page 1 of
                                                                   Pages

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(1)       Name of Reporting Person
          Centrefund Realty Corporation
--------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group         (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
(3)       SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds
          N/A.
--------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          ONTARIO, CANADA
--------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           6,700,371
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned                          0
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       6,700,371
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power
                                           0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                         6,700,371
--------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [X]
--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)       10.3%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              CO
--------------------------------------------------------------------------------

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                                       13D

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CUSIP No. 761389402                                                Page 2 of
                                                                   Pages

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(1)       Name of Reporting Person
          Gazit 1997 Inc.
--------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group         (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
(3)       SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds
          N/A.
--------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          ONTARIO, CANADA
--------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           188,900
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned                          6,700,371
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       188,900
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power
                                           6,700,371
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                         6,899,271
--------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [X]
--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)       10.6%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              CO
--------------------------------------------------------------------------------

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                                       13D

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CUSIP No. 761389402                                                Page 3 of
                                                                   Pages

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(1)       Name of Reporting Person
          Gazit-Globe (1982) Ltd.
--------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group         (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
(3)       SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds
          N/A.
--------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          ISRAEL
--------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           0
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned                          6,889,271
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       0
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power
                                           6,889,271
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                         6,899,271
--------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [X]
--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)       10.6%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              CO
--------------------------------------------------------------------------------

                                       13D

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CUSIP No. 761389402                                                Page 4 of
                                                                   Pages

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(1)       Name of Reporting Person
          Chaim Katzman
--------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group         (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
(3)       SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds
          N/A.
--------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          UNITED STATES AND ISRAEL
--------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           0
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned                          6,889,271
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       0
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power
                                           6,889,271
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                         6,899,271
--------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [X]
--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)       10.6%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              IN
--------------------------------------------------------------------------------

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

         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 1999 by Centrefund Realty Corporation (such Schedule, as so amended, being the "Schedule 13D").

Item 1.  Security and Issuer.

         Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "The class of securities to which this statement relates is the common shares (the "Shares"), without par value of Revenue Properties Company Limited ("Revenue Properties"), an Ontario, Canada corporation. The address of the principal executive office of Revenue Properties is 131 Bloor Street West, Suite 300, Toronto, Ontario, M5S 1R1, Canada."

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "This statement is being jointly filed by the following (collectively, the "Reporting Persons"):

         (i) Centrefund Realty Corporation ("Centrefund"), a public company incorporated under the laws of Ontario, Canada and listed on the Toronto Stock Exchange. The principal business address and principal office address of Centrefund is 55 University Avenue, Suite 910, Toronto, Ontario, Canada M5J 2H7;

         (ii) Gazit 1997 Inc. ("Gazit 1997"), a corporation incorporated under the laws of Ontario, Canada. The principal business address and principal office address of Gazit 1997 is 55 University Avenue, Suite 910, Toronto, Ontario, Canada M5J 2H7;

         (iii) Gazit-Globe (1982) Ltd. ("Gazit-Globe"), a public company incorporated under the laws of Israel and traded on the Tel Aviv Stock Exchange. The principal business address and principal office address of Gazit - Globe is 1st Hashalom Street, Tel Aviv, Israel 67892. Gazit-Globe directly owns Gazit 1997 and indirectly controls Centrefund; and

         (iv) Chaim Katzman, an individual, with his principal business address at 1600 N.E. Miami Gardens Drive, Suite 200, North Miami Beach, Florida 33179. Mr. Katzman is Chairman, President and Chief Executive Officer of Equity One, Inc., a real estate investment trust organized under the laws of the State of Maryland which owns, develops and manages community and neighborhood shopping centers. Mr. Katzman indirectly controls Gazit 1997 and Centrefund. Mr. Katzman is a citizen of the United States and Israel.

         During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

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         activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "Pursuant to a take-over bid announced on June 13, 2000, Gazit Acquisition Corp. ("Gazit Acquisition"), a corporation incorporated under the laws of Ontario, Canada and a wholly-owned subsidiary of Gazit 1997, took up and paid for 10,800,000 of the common shares of Centrefund on August 18, 2000, at a price of Cdn.$13.25 per common share of Centrefund. As at August 18, 2000, Gazit 1997 already owned 2,166,500 common shares of Centrefund. As a result of the completion of Gazit Acquisition's bid, Gazit Acquisition, Gazit 1997 and Gazit-Globe became beneficial owners of approximately 84% of the common shares of Centrefund, and Gazit 1997, Gazit-Globe and Chaim Katzman each became indirect beneficial owners of the Shares of Revenue Properties owned by Centrefund.

         Centrefund acquired the Shares of Revenue Properties to make an investment in a business similar to its own at a price that Centrefund considered to be advantageous. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Revenue Properties, including Revenue Properties' real estate assets, the price and availability of the Shares of Revenue Properties, subsequent developments affecting Revenue Properties' business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of its investment in Revenue Properties. The Reporting Persons have not formulated any plans or proposals with respect to their current or future ownership interests in Revenue Properties, but may do so in the future."

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "(a) The aggregate number and percentage of the Shares of the issuer (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

         (b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

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         (c)      The only purchases of the issuer's Shares by the Reporting
                  Persons during the last 60 days are as follows. On June 30, 2000, Gazit 1997 purchased 16,500 Shares at a price of Cdn.$2.15 per Share in a brokered transaction on the Toronto Stock Exchange. On July 24, 2000, Gazit 1997 purchased 5,000 Shares at a price of Cdn.$2.00 per Share in a brokered transaction on the Toronto Stock Exchange. On July 25, 2000, Gazit 1997 purchased 5,000 Share at a price of Cdn.$1.96 per Share in a brokered transaction on the Toronto Stock Exchange.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sole of the issuer's common shares held by the reporting person other than each of the Reporting Persons.

         (e)      Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "To the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "The following are filed herewith as exhibits:

         Exhibit 1: Power of Attorney executed by Gazit-Globe (1982) Ltd."

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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 31st day of August, 2000.


                                        CENTREFUND REALTY CORPORATION


                                        By:
                                           -----------------------------------
                                           Title:       President


                                        GAZIT 1997 INC.


                                        By:
                                           -----------------------------------
                                           Title:       President


                                        GAZIT-GLOBE (1982) LTD.


                                        By:
                                           -----------------------------------
                                           Title:    Attorney-in-fact


                                        CHAIM KATZMAN


                                        --------------------------------------

                                POWER OF ATTORNEY

         GAZIT-GLOBE (1982) LTD. hereby appoints DORI J. SEGAL, President of Centrefund Realty Corporation its true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for it, and in its name and place, to execute, prepare and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed; and to take any other action with respect thereto, as such foregoing individual deems in his or her discretion to be advisable, and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or incident to the performance and execution of the power herein expressly granted.


                                        GAZIT-GLOBE (1982) LTD.


                                        By: /s/ Dori J. Segal
                                            -----------------------------------
                                            Name:  Dori J. Segal
                                            Title: Chief Executive Officer


                                        By: /s/ Gil Kotler
                                            -----------------------------------
                                            Name:  Gil Kotler
                                            Title: Chief Financial Office


                                       10